EXHIBIT 99.1

Brookfield Renewable Announces Quarterly Dividend Rate on Its Series 2 Preference Shares

All amounts in Canadian dollars unless otherwise stated

BROOKFIELD, News, Oct. 02, 2019 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced the quarterly dividend on Brookfield Renewable Power Preferred Equity Inc.’s floating-rate Class A Preference Shares, Series 2 (“Series 2 Shares”).

The dividend is paid at an annual rate, calculated for each quarter, of 2.62% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the November 1, 2019 to January 31, 2020 dividend period will be 1.07249% (4.255% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.268123 per share, payable on January 31, 2020.

The Series 2 Shares are listed on the TSX under the trading symbol “BRF.PR.B”.

Brookfield Renewable Partners

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Its portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via its website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $500 billion of assets under management.

Contact information:
Media:
Claire Holland
Vice President – Communications
(416) 369-8236
claire.holland@brookfield.com

Investors:
Divya Biyani
Director – Investor Relations
(416) 369-2616
divya.biyani@brookfield.com